

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 17, 2013

Via Email
M. Ann Courtney
President
BLVD Holdings, Inc.
3500 West Olive Avenue, 3rd Floor
Burbank, CA 91505

> **Re:** **BLVD Holdings, Inc.**
> **Amendment No. 3 to Registration Statement on**
> **Form S-1**
> **Filed January 3, 2013**
> **File No. 333-183370**

Dear Ms. Courtney:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General Comments

1. We note your response to prior comment 2 from our letter dated November 6, 2012. Please note that your emerging growth company status should be disclosed on your cover page with the balance of the disclosure added in response to our comment included in an appropriate location, such as the summary. Please relocate as appropriate.

2. We note your response to prior comment 4 from our letter dated November 6, 2012. Rule 415 appears to apply to your offering. Please revise accordingly and advise us how the company will conduct its offering pursuant to Rule 415. In this respect please ensure you provide all appropriate undertakings required by Item 512 of Regulation S-K.

Prospectus Summary, page 4

3.   We note your response to prior comment 15 from our letter dated November 6, 2012. However, you continue to include the statement "we will determine when and how our officer will sell the common stock offered …" Please revise as appropriate.

Risk Factors, page 8

4.   We note your response to prior comment 17 from our letter dated November 6, 2012 and reissue in part. Several of your risk factors and risk factor headings are poorly developed and do not fully describe the risks to investors in the context of your proposed business and offering. Please substantially revise your risk factors accordingly. See Item 503(c) of Regulation S-K.

5.   Please revise the page 9 risk factor "The Company's Business Model May Change or Evolve" to clarify, if true, that you currently have no intention of changing your business model or plans.

Use of Proceeds, page 13

6.   Please present, and label, the amount of gross and net proceeds to the company under each scenario.

7.   We note the disclosure on page 24 regarding the loan payable to your Chief Executive, due on July 19, 2013. Please address the priority given to repaying this loan and clarify whether the proceeds raised in the offering may be used to repay the loan.

8.   We note that your use of proceeds table for 10% of the shares sold column indicates a negative amount of proceeds to be used for the amount of working capital. Please revise to clarify this disclosure.

9.   Please revise to provide a more detailed discussion of the working capital expenses and the anticipated amounts for each noted use.

Dilution of the Price You Pay for Your Shares, page 14

10.   We note your revised dilution disclosures provided in response to comment 28 of our letter dated November 6, 2012. Please tell us why you do not include property and equipment in your net tangible book value of $5,145 as of September 30, 2012. Also tell us why you include general and administrative expense, and officer and employee salaries to arrive at your pro forma net tangible book value calculations under the 50%, 75% and 100% sale scenarios.

Business, page 17

11.   Please revise to discuss your product development process in greater detail. For example, you refer to your "rigorous due diligence process" without explanation and do not address the time or expense involved in developing a script.

12.   We note that the company has sold 3 scripts to Lusso Media, Inc. on August 15, 2012, September 24, 2012 and November 30, 2012. Please revise to indicate whether there is any relationship between the company or Ms. Courtney and Lusso Media.

Financial Statements

13.   Please update your financial statements in the next amendment pursuant to Rule 8-08(b) of Regulation S-X, as applicable.

Exhibits

14.   We note your response to prior comment 48 and reissue. Please revise your opinion to refer to the governing state law and not simply the Nevada Revised Statutes.

15.   We note that the exhibit index indicates that Exhibit 10.3 is filed with the amendment to the registration statement filed on January 3, 2013. We also note that Exhibit 10.3 has not been filed with the amendment filed on January 3, 2013. Please file Exhibit 10.3 with your next amendment.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        You may contact Joanna Lam, Staff Accountant at (202) 551-3476 or John Archfield, Staff Accountant at (202) 551-3315 if you have questions regarding comments on the financial statements and related matters. Please contact Jay Williamson, Staff Attorney at (202) 551-3393 or David Link, Staff Attorney at (202) 551-3356 with any other questions.

                                            Sincerely,

                                            /s/ David Link for

                                            John Reynolds
                                            Assistant Director